U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 1-15270

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

4.9.	Form of $500,000,000 Senior Floating Rate Notes due 2029

4.10.	Form of $300,000,000 Senior Floating Rate Notes due 2031

4.11.	Form of $1,000,000,000 4.996% Senior Fixed Rate Notes due 2029

4.12.	Form of $700,000,000 5.166% Senior Fixed Rate Notes due 2031

4.13.	Form of $1,000,000,000 5.545% Senior Fixed Rate Notes due 2036

5.5.	Opinion of Sullivan & Cromwell LLP relating to the $500,000,000 Senior Floating Rate Notes due 2029, $300,000,000 Senior Floating Rate Notes due 2031, $1,000,000,000 4.996% Senior Fixed Rate Notes due 2029, $700,000,000 5.166% Senior Fixed Rate Notes due 2031 and $1,000,000,000 5.545% Senior Fixed Rate Notes due 2036

5.6.	Opinion of Anderson Mori & Tomotsune relating to the $500,000,000 Senior Floating Rate Notes due 2029, $300,000,000 Senior Floating Rate Notes due 2031, $1,000,000,000 4.996% Senior Fixed Rate Notes due 2029, $700,000,000 5.166% Senior Fixed Rate Notes due 2031 and $1,000,000,000 5.545% Senior Fixed Rate Notes due 2036

The registrant hereby incorporates the foregoing Exhibits to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-283915) of the registrant, originally filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2024, as amended by Post-Effective Amendment No. 1 thereto, filed with the SEC on August 29, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 30, 2026	By:	/s/ Kenichiro Asano
Kenichiro Asano
Managing Director Treasury Department